Exhibit 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


                                   Fiscal Year Ended
(Dollars in thousands,        March 25,  March 26, March 28,
except share data)            1998       1997      1996

Numerator:
Net income                    $ 10,330   $ 17,811    $  2,143

Denominator:
Denominator for basic
  earnings per share
  - weighted average
  shares                        24,694     24,646       24,513

Effect of dilutive securities:
  employee stock options           415        228           78

Denominator for diluted gs
  per earninshare -
  adjusted weighted
  average shares and
  assumed conversions           25,109     24,874       24,591

Earnings per share - basic     $   .42   $    .72      $   .09
Earnings per share - dilutive  $   .41   $    .72      $   .09